Exhibit 99.1

HELIX BIOPHARMA CORP.

CODE OF BUSINESS CONDUCT AND ETHICS
(As approved October 20, 2010)

It is the policy of Helix BioPharma Corp. (the "Corporation") that the directors, officers and employees of the Corporation observe the highest standards of business and personal ethics in the conduct of their duties and responsibilities.

All directors, officers and employees of the Corporation are required to practice honesty, integrity and fairness in every aspect of dealing with other employees of the Corporation, the public, the business community, stockholders, customers, suppliers, competitors and governmental authorities. In particular, all personnel are expected to:

1.	Honest and Ethical Conduct. Act with honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships.

2.

Full, Fair, Accurate, Timely and Understandable Disclosure. Make full, fair, accurate, timely and understandable disclosure in reports and documents that the Corporation files with, or submits to, governmental and other regulatory authorities and exchanges and in public communications made by the Corporation.

3.	Compliance with Applicable Laws. Comply with applicable governmental and regulatory laws, rules and regulations.

4.

Reporting of Conflicts of Interest. Promptly report any material interest, transaction, agreement or relationship that reasonably could be expected to give rise to a conflict of interest to an immediate supervisor. If someone subject to this policy is a director or an officer of the Corporation, then that person is required to report any such interest, transaction, agreement or relationship to the Chair of the Board of Directors or to the Chair of any Committee of the Board. The applicable supervisor or the Board, as appropriate, will determine further handling of the matter.

5.

Violations of Code. Promptly report any violations of this Code, including, without limitation, illegal or unethical behaviour, of which someone subject to this policy becomes aware, to the Chair of the Board of Directors or to the Chair of any Committee of the Board. The Chair shall in turn report the matter to the full Governance Committee who will fully investigate the matter and submit their findings to the Board of Directors for further handling as the Board may deem proper.

6.	Protection and Proper Use of Corporate Assets and Opportunities. Advance the Corporation’s legitimate interests when the opportunity to do so arises. Persons subject to this policy are prohibited from (i) taking for themselves personally opportunities that properly belong to the Corporation or are discovered through the use of the Corporation’s resources, property, information or any position with the Corporation; (ii) using corporate property, information (confidential or otherwise) or position for personal gain; or (iii) competing with the Corporation. Persons subject to this policy must report to the Chair of the Board of Directors or the Chair of any Committee of the Board any interest or relationship that they believe might compromise or appear to compromise their duty of loyalty to the Corporation or otherwise might present conflict of interest concerns.

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7.

Confidentiality of Corporate Information. Keep corporate information confidential. This obligation is more fully detailed in the Corporation’s Disclosure Policy and in the Confidentiality Agreement signed by all persons subject to this policy.

Any violation of this Code, whether or not material, may have repercussions which could include termination of employment or removal from the Board.

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